FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on March 28th, 2006 announcing  that it reported results for the 4th Quarter and Full Year 2005.

                                                                       Exhibit 1

                                                                       ---------

Euroseas Ltd. Reports Results

for the Fourth Quarter and Full Year 2005

Maroussi, Athens, Greece – March 28, 2006 – Euroseas Ltd., an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today its results for the Fourth Quarter and for the Full Year periods ended December 31, 2005.

Fourth Quarter 2005 Results:

For the fourth quarter 2005, the company reported total net revenues of $9,891,447 and a net income of $4,721,478.  EBITDA for the quarter was $6,298,234. Please see below for EBITDA reconciliation to net income.

On average, 7.39 vessels were operated during the fourth quarter of 2005 earning a blended average time charter equivalent rate of $14,997 per day.

Earnings per share for the fourth quarter 2005 were $0.13, calculated on 36,781,159 weighted average number of shares outstanding during the quarter.

Full Year 2005 Results:

Total net revenues for the full year 2005 amounted to $42,135,052, with a net income of $25,178,454.  EBITDA for the full year 2005 was $30,422,120.

On average, 7.10 vessels were operated during 2005 earning a blended average time charter equivalent rate of $17,487 per day.

Earnings per share for the full year 2005 were $0.78, calculated on 32,218,427 weighted average number of shares outstanding during the year.

Management Commentary:

Aristides Pittas, Chairman and CEO of Euroseas commented: “2005 has been a pivotal year in the development of Euroseas.

On August 25, 2005, we concluded a private placement to a number of institutional and accredited investors raising approximately $21 million in gross proceeds and we entered into an agreement to merge with Cove Apparel Inc. listed on the OTCBB (CVAP.OB). On February 3, 2006, Euroseas’ F-1 registration statement that registers the re-sale of the common stock and shares underlying the warrants issued in connection with our private placement was declared effective and Euroseas’ shares expect to commence trading shortly on the OTCBB under the symbol ESEAF. We have also applied for listing on the NASDAQ National Market. We believe that being a publicly listed company is a milestone that will enhance the growth prospects of our company.  On March 27, 2006, the merger of Cove with our wholly owned subsidiary, Euroseas Acquisition Company Inc. was consummated and Cove’s stock has been de-listed from the OTCBB.

On the business front, we acquired in November 2005 the containership M/V Artemis, built in 1987 with a 2,098 teu and 29,693 dwt capacity, which is employed under a time charter terminating in December 2008 at the rate of $19,000 per day.  In December 2005, we also concluded debt financing for $15.5 million to fund part of the acquisition of M/V Artemis.

We also declared and paid two quarterly dividends since our private placement totaling $ 0.13 per share, one of $0.07 in November 2005 and one of $0.06 in February 2006. Our policy is to pay quarterly dividends to our shareholders each February, May, August and November in amounts the Board of Directors may determine to be appropriate. Our intention is to distribute to our shareholders substantially all available cash flow generated from operations less expenses, debt service, reserves for drydocking expenses and special surveys, necessary working capital reserves and any funds required for the growth of our Company. “

And Mr. Pittas concluded: “Our overall strategy is to maximize our shareholders return by taking advantage of the shipping cycles and grow our company at the right time by focusing on age and size segments that maximize return on equity. We have entered in an agreement to sell one of our handysize vessels, m/v John P, for $4.95 million gross. With these proceeds and the cash available from the private placement and utilizing standard leverage, we are currently in a strong position to take advantage of market opportunities, as they may occur in 2006. Our fleet deployment strategy is to have a mix between profitable period time charters, which generate stable and predictable cash flows, and spot market operations which can often enhance earnings, the mix depending on our expectations on how the markets will develop. It is this strategy that has enabled our family to be successful in the shipping arena in the past and we are confident that the same strategy will work as well now that we became a public company.“

Fleet Profile:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk
IRINI (1)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000
NIKOLAOS P.	Handymax	34,750		1984	Spot
ARIEL	Handymax	33,712		1977	Spot
JOHN P. (*)	Handymax	26,354		1981	Spot
PANTELIS P.	Handymax	26,354		1981	Spot
Total Dry Bulk	5	190,904
Container Carriers
ARTEMIS	Handymax	29,693	2,098	1987	TC ‘til Dec-08	$19,000
YM QINGDAO I	Handymax	18,253	1,269	1990	TC ‘til Mar-07	$11,900
KUO HSIUNG	Handymax	18,154	1,269	1993	TC ‘til Nov-07	$16,000 ’til Nov-06, $12,000 ‘til Nov-07
Total Container	3	66,100	4,636
Grand Total	8	257,004

(*) Euroseas has signed a Memorandum of Agreement to sell the bulk carrier M/V “John P” to be delivered to the buyers in late June / early July 2006

Euroseas employs its vessels in the spot and time charter market and through pool arrangement. Presently, our three containership vessels are employed under time charters, our four handysize bulkers are under voyage charters while our panamax vessel, IRINI, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in three “short” funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 102% in 2006, 77% for 2007 and 42% for 2008, approximately).

50% of Euroseas’s ship capacity days for 2006 and about 40% for 2007 are secured under time charter contracts, or protected from market fluctuations.

Summary Fleet Data:

	3 months, ending December 31, 2004	3 months, ending December 31, 2005	12 months, ending December 31, 2004	12 months, ending December 31, 2005
FLEET DATA
Average number of vessels (1)	7.00	7.39	7.31	7.10
Calendar days for fleet (2)	644	680	2,677	2,591
Available days for fleet (3)	643	660	2,554	2,546
Voyage days for fleet (4)	643	660	2,542	2,508
Fleet utilization (5)	99.9%	100.0%	99.5%	98.5%

AVERAGE DAILY RESULTS
Time charter equivalent (6)	19,705	14,997	17,839	17,487
Vessel operating expenses (7)	4,074	4,072	4,064	4,061
General and administrative expenses (8)	0	426	0	162
Total vessel operating expenses (9)	4,074	4,516	4,075	4,224

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tomorrow, Wednesday, March 29, 2006 and at 10:00 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or + 44(0) 1452 542 301 (from outside the US). Please quote "Euroseas"

In case of any problem with the above numbers, please dial 1 866 869 2352 (from the US), 0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the US). Quote "Euroseas".

A telephonic replay of the conference call will be available until March xxx, 2006 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or 44 1452 550 000 (from outside the US). Access Code: 1838801 #

Slides and audio webcast:

A power-point slide presentation will be available on the company's web site from 10:00 a.m. EST, Wednesday, March 29, 2006. There will also be a live -- and then archived -- webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Euroseas Ltd.

Consolidated Statement of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended December 31	Three Months Ended December 31	Full Year Ended December 31	Full Year Ended December 31
	2004	2005	2004	2005
Revenues
Voyage revenue	12,787,829	10,431,896	45,718,006	44,523,401
Commissions	-614,045	-540,449	-2,215,197	-2,388,349
Net revenues	12,173,784	9,891,447	43,502,809	42,135,052

Operating expenses
Voyage expenses	126,549	534,327	370,345	670,551
Vessel operating expenses	2,123,757	2,287,602	8,906,252	8,610,279
Management fees	499,751	481,392	1,972,252	1,911,856
General & Administrative Expenses	0	289,891	0	420,755
Amortization and depreciation	987,154	1,401,904	3,461,678	4,208,252
Total operating expenses	3,737,211	4,995,116	14,710,527	15,821,693

Gain from vessel sale	0	0	2,315,477	0
Operating income	8,436,573	4,896,331	31,107,759	26,313,359
Other income/(expenses)
Interest and finance cost	-272,754	-386,609	-708,284	-1,495,871
Trading derivative gain	118,462	0	27,029	-100,029
Foreign exchange (loss)/gain	2059	-1	-1808	538
Interest income	137,487	211,757	187,069	460,457
Other expenses, net	-14,746	-174,853	-495,994	-1,134,905
Net income for the period	8,421,827	4,721,478	30,611,765	25,178,454
Net income per share	0.28	0.13	1.03	0.78
Weighted average number of shares	29,754,166	36,781,159	29,754,166	32,218,427

Euroseas Ltd.

Consolidated Balance Sheet

(All amounts expressed in U.S. Dollars)

	Year Ended December 31, 2004	Year Ended December 31, 2005
ASSETS
Current Assets:
Cash and cash equivalents	15,497,482	20,447,301
Trade receivables, net	245,885	46,118
Prepaid expenses	207,551	85,625
Other receivables	137,783	306,303
Due from related company	0	3,012,720
Inventories	303,478	371,691
Other assets	68,980	1,080,949
Total current assets	16,461,159	25,350,707

Non-current assets:
Fixed assets	34,171,164	52,334,897
Deferred charges, net	2,205,178	1,855,829
Total assets	52,837,501	79,541,433

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	879,541	837,182
Accrued liabilities	321,056	1,777,637
Unearned revenue	1,908,189	1,370,058
Due to related party	4,626,060	0
Long term debt, current portion	6,030,000	14,430,000
Total current liabilities	13,764,846	18,414,877

Long term debt, net of current portion	7,960,000	34,130,000
Total Liabilities	21,724,846	52,544,877

Shareholders' equity:
Share capital and capital surplus	297,542	367,812
Additional paid-in capital	17,073,381	17,883,781
Retained earnings	13,741,732	8,744,963
Total shareholders' equity	31,112,655	26,996,556
Total liabilities and shareholders' equity	52,837,501	79,541,433

Euroseas Ltd.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2004	Three Months Ended December 31, 2005	Full Year Ended December 31, 2004	Full Year Ended December 31, 2005

Net income	8,421,827	4,721,478	30,611,765	25,178,454
Interest and finance costs, net	135,267	174,852	521,215	1,035,414
Depreciation and amortization	987,154	1,401,904	3,461,678	4,208,252
Adjusted EBITDA	9,544,248	6,298,234	34,594,658	30,422,120

EBITDA Reconciliation:

Euroseas Ltd. considers EBITDA to represent net earnings before interest, taxes, depreciation, amortization and gains (or losses) from sale of vessels. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.  The EBITDA for 2004 includes a capital gain of $2,315,477 from the sale of mv/ Widar.

Merger with Cove Apparel, Inc.

On March 27 2006, Euroseas completed the merger between Cove Apparel, Inc. (OTCBB: CVAP.OB) and Euroseas’ wholly owned subsidiary, Euroseas Acquisition Company Inc. As per the terms of the merger, Cove merged into Euroseas Acquisition Company Inc., a Delaware company, which, in turn, changed its name to Cove Apparel Inc. Under the merger agreement, Cove stockholders will receive 0.102969 shares of Euroseas common stock. They will also receive a dividend of $0.01339 for each share of Cove common stock owned based upon dividends previously declared by Euroseas. As a result of the merger, Cove's stock has been de-listed and no longer trades on the OTC Bulletin Board.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 125 years. Currently, Euroseas Ltd. owns and operates 8 drybulk vessels, including 4 Handysize bulk carriers, 3 Handysize containerships, and 1 Panamax drybulk carrier. Euroseas has signed a Memorandum of Agreement to sell one handysize bulk carrier (M/V “John P”) to be delivered to the buyers in late June / early July 2006. Euroseas will continue to operate in the drybulk and container shipping markets, with operations managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels.  Euroseas' five drybulk carrier vessels have total cargo capacity of 190,904 deadweight tons (dwt) and its containerships have total cargo capacity of 66,100 dwt and 4,636 twenty-foot equivalent units (teu).

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated March 28 2006

    By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President